Exhibit 12.1

CELGENE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Nine Months Ended September 30,	Years ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings
Income before taxes	1,873.5	$2,023.5	$2,327.4	$1,665.4	$1,681.5	$1,419.5
Add back (gain)/loss from equity investees	(10.8)	11.8	11.7	2.8	0.7	2.8
Pre-tax income before (gain)/loss from equity investees	1,862.7	2,035.3	2,339.1	1,668.2	1,682.2	1,422.3

Add fixed charges	389.8	327.5	188.0	100.2	68.0	45.3
Less capitalized interest	(3.2)	(3.6)	(1.6)	(1.3)	-	-
Earnings	2,249.3	$2,359.2	$2,525.5	$1,767.1	$1,750.2	$1,467.6

Fixed Charges
Net interest expense	373.0	$310.6	$176.1	$91.6	$63.2	$42.7
Capitalized interest	3.2	3.6	1.6	1.3	-	-
Portion of lease payments representing an interest factor	13.6	13.3	10.3	7.3	4.8	2.6
Fixed charges	389.8	$327.5	$188.0	$100.2	$68.0	$45.3

Ratio of earnings to fixed charges	5.8	7.2	13.4	17.6	25.7	32.4